UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 33)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034
(215) 643-5800

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105

1	NAMES OF REPORTING PERSONS
Nicholas G. Karabots

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,096,061

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,096,061

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,096,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.12%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 7,454,441 shares of Common Stock (as defined below) outstanding as of October 27, 2020 calculated by subtracting from the 8,130,057 shares reported as oustanding by the Issuer in its Form 10-Q  for the fiscal quarter ended  July 31, 2020, the amount of  675,616 shares reported by the Issuer in its Form 8-K filed on October 27, as having been repurchased on October 27, 2020.

CUSIP No. 032159105

1	NAMES OF REPORTING PERSONS
Glendi Publications, Inc. 59-2235938

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (2)
967,544

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER (2)
967,544

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
967,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Mr. Karabots has sole voting and dispositive power with respect to all shares held by Glendi Publications, Inc.

CUSIP No. 032159105

1	NAMES OF REPORTING PERSONS
Kappa Media Group, Inc. 23-3047713

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (3)
1,026,517

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER (3)
1,026,517

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,026,517

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.77%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3) Mr. Karabots has sole voting and dispositive power with respect to all shares held by Kappa Media Group, Inc.

This Amendment No. 33 to Schedule 13D (“Amendment No. 33”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the common stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Issuer”). The Statement has been previously amended by Amendment No. 32 to Schedule 13D filed on September 12, 2016, Amendment No. 31 to Schedule 13D filed on March 14, 2014, Amendment No. 30 to Schedule 13D filed on September 18, 2013, Amendment No. 29 to Schedule 13D filed on July 8, 2013, Amendment No. 28 to Schedule 13D filed on April 16, 2013, Amendment No. 27 to Schedule 13D filed on February 1, 2013, Amendment No. 26 to Schedule 13D filed on January 2, 2013, Amendment No. 25 to Schedule 13D filed on September 18, 2012, Amendment No. 24 to Schedule 13D filed on August 21, 2012, Amendment No. 23 to Schedule 13D filed on May 29, 2012, Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January, 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2011, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 33 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 33.

ITEM 1.	SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 33.

ITEM 2.	IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 33.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 33.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph following the end of the previous disclosures:

On October 27, 2020, as reported by the Issuer in its Form 8-K filed on the same day, the Issuer acquired 675,616 shares of its Common Stock, representing 8.3% of the Issuer’s outstanding shares which were retired and returned to the status of authorized but unissued shares of common stock. As a result of this repurchase, the percentage ownership of Common Stock of the Issuer held by Nicholas G. Karabots and the certain affiliates reported on this Statement increased.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)       Mr. Karabots beneficially owns all of the 2,096,061 shares of Common Stock reported on this Statement, which shares represent approximately 28.12% of the outstanding shares of the Common Stock of the Issuer.  Mr. Karabots beneficially owns 102,000 of the outstanding shares of the Common Stock directly; 967,544 of such shares indirectly through Glendi Publications, Inc.; and the remaining 1,026,517 of such shares indirectly through Kappa Media Group, Inc.

(b)       Mr. Karabots has sole voting and sole dispositive power as to the 102,000 shares of the Common Stock that he owns directly, the 967,544  shares of the Common Stock owned indirectly through Glendi Publications, Inc. and the 1,026,517 shares of the Common Stock owned indirectly through Kappa Media Group, Inc., as reported on this Statement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 33.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 33.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2020

/s/ Nicholas G. Karabots
Nicholas G. Karabots

GLENDI PUBLICATIONS, INC.

/s/ Nicholas G. Karabots
Name:	Nicholas G. Karabots
Title:	Chief Executive Officer

KAPPA MEDIA GROUP, INC.

/s/ Nicholas G. Karabots
Name:	Nicholas G. Karabots
Title:	Chief Executive Officer